UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 2

Under the Securities Exchange Act of 1934*

Hilton Worldwide Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

43300A203

(CUSIP Number)

Wang Chenghua

HNA Tourism Group Co., Ltd.

HNA Building

No. 7 Guoxing Road

Haikou, 570203

People’s Republic of China

+86 898 6673 9983

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 43300A203

1.	Names of reporting persons HNA Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 82,500,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 82,500,000

11.	Aggregate amount beneficially owned by each reporting person 82,500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 26.1% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 316,118,115 shares of Common Stock outstanding as of February 7, 2018, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2017.

SCHEDULE 13D

CUSIP No. 43300A203

1.	Names of reporting persons HNA Tourism Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 82,500,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 82,500,000

11.	Aggregate amount beneficially owned by each reporting person 82,500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 26.1% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 316,118,115 shares of Common Stock outstanding as of February 7, 2018, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2017.

SCHEDULE 13D

CUSIP No. 43300A203

1.	Names of reporting persons HNA Tourism (HK) Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong Special Administrative Region

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 82,500,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 82,500,000

11.	Aggregate amount beneficially owned by each reporting person 82,500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 26.1% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 316,118,115 shares of Common Stock outstanding as of February 7, 2018, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2017.

SCHEDULE 13D

CUSIP No. 43300A203

1.	Names of reporting persons HNA HLT Holdco III Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong Special Administrative Region

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 82,500,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 82,500,000

11.	Aggregate amount beneficially owned by each reporting person 82,500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 26.1% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 316,118,115 shares of Common Stock outstanding as of February 7, 2018, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2017.

SCHEDULE 13D

CUSIP No. 43300A203

1.	Names of reporting persons HNA HLT Holdco II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 82,500,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 82,500,000

11.	Aggregate amount beneficially owned by each reporting person 82,500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 26.1% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based on 316,118,115 shares of Common Stock outstanding as of February 7, 2018, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2017.

SCHEDULE 13D

CUSIP No. 43300A203

1.	Names of reporting persons HNA HLT Holdco I LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) BK, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 82,500,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 82,500,000

11.	Aggregate amount beneficially owned by each reporting person 82,500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 26.1% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based on 316,118,115 shares of Common Stock outstanding as of February 7, 2018, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2017.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2017 by the Reporting Persons (as defined below) relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Hilton Worldwide Holdings Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on December 29, 2017 (collectively, the “Original Schedule 13D”). The Reporting Persons include: (i) HNA Group Co., Ltd. (“HNA Group”), (ii) HNA Tourism Group Co., Ltd. (“HNA Tourism”), (iii) HNA Tourism (HK) Group Co., Ltd. (“HNA Tourism HK”), (iv) HNA HLT Holdco III Limited (“SPV III”), (v) HNA HLT Holdco II LLC (“SPV II”), and (vi) HNA HLT Holdco I LLC (“SPV I”, and together with SPV III and SPV II, the “SPVs”). Except as otherwise specified in Amendment No. 2, all items in the Original Schedule 13D are unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Items 2(a) and (f) of the Original Schedule 13D are hereby amended as follows.

HNA Tourism is a PRC Company which is 82.97% owned by HNA Group.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons have determined to pursue a sale, through one or more registered public offerings, of some or all of the Common Stock that the Reporting Persons currently hold. The exact timing, manner and terms of any such sale would be subject to market conditions and other considerations.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended by adding thereto the information set forth below.

Amendment to Margin Loan Facility

HNA HLT Holdco IV LLC, a Delaware limited liability company and an affiliate of HNA Tourism (the “Borrower”), SPV I (the “Pledgor”), HNA Tourism (the “Parent”), and SPV II (the “Intermediate Subsidiary”) entered into Amendment No. 1 to the Amended and Restated Margin Loan Agreement, dated as of March 4, 2018 (the “Amendment No. 1 to Margin Loan Agreement”) with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”) and JPMorgan Chase Bank, N.A., London Branch, as administrative agent and calculation agent (the “Administrative Agent”). The Amendment No. 1 to Margin Loan Agreement amends the A/R Loan Agreement referred to in Amendment No. 1 to the Schedule 13D filed with the SEC on December 29, 2017. The purpose of Amendment No. 1 to Margin Loan Agreement is to allow the Pledgor to release the proceeds received pursuant to a Permitted Sale Transaction (as defined in the A/R Loan Agreement).

The foregoing description of the Amendment No. 1 to the Margin Loan Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, a form of which is attached as Exhibit C hereto, and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit A	Joint Filing Agreement, dated as of March 24, 2017, by and among the Reporting Persons, filed as Exhibit A to the Original Schedule 13D.

Exhibit B	A/R Loan Agreement, filed as Exhibit B to Amendment No. 1 to the Schedule 13D.

Exhibit C	Amendment No. 1 to Margin Loan Agreement, dated as of March 4, 2018 by and among SPV IV, HNA Tourism, SPV I, SPV II and JPMorgan Chase Bank, N.A. London Branch, filed herewith.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 5, 2018

HNA Group Co., Ltd.

By:	/s/ TAN Xiangdong
Name:	TAN Xiangdong
Title:	Chief Executive Officer

HNA Tourism Group Co., Ltd.

By:	/s/ TIAN Jianjun
Name:	TIAN Jianjun
Title:	Chief Financial Officer

HNA Tourism (HK) Group Co., Ltd.

By:	/s/ TIAN Jianjun
Name:	TIAN Jianjun
Title:	Director

HNA HLT Holdco III Limited

By:	/s/ ZHAO Ying
Name:	ZHAO Ying
Title:	Director

HNA HLT Holdco II LLC

By:	/s/ ZHAO Ying
Name:	ZHAO Ying
Title:	Manager

HNA HLT Holdco I LLC

By:	/s/ ZHAO Ying
Name:	ZHAO Ying
Title:	Manager